                                                             Page 1 of 20 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)






                               HEXCEL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   428290 10 0
--------------------------------------------------------------------------------
                            (CUSIP Number)


       Robert J. Small                           Joel S. Beckman
       Berkshire Partners LLC                    Greenbriar Equity Group LLC
       One Boston Place                          555 Theodore Fremd Avenue
       Suite 3300                                Suite A-201
       Boston, Massachusetts 02108               Rye, NY 10580
       (617) 227-0050                            (914) 925-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP NO. 428290 10 0                                         Page 2 of 20 pages


                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Fund V, Limited Partnership
       04-3423237
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)[ ]
                                                                   (b)[X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
NUMBER OF                 4,087,616
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
OWNED BY
EACH               -------------------------------------------------------------
REPORTING          9.   SOLE DISPOSITIVE POWER
PERSON                    4,087,616
WITH               -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,087,616*
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
       EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.1%**
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Fund V, Limited Partnership ("Fund V") which are issuable upon the conversion of shares of series A

                                                              Page 3 of 20 pages


convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

**   This percentage was calculated in accordance with Rule 13-3(d)(1) of the
Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund V. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Fund V. This percentage would equal 4.5% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004), after giving effect to the additional shares sold December 23, 2004 pursuant to the underwriters' overallotment option in connection with such offering.

CUSIP NO. 428290 10 0                                         Page 4 of 20 pages


                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Fund VI, Limited Partnership
       04-3568357
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)[ ]
                                                                   (b)[X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
NUMBER OF                 4,439,800
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
OWNED BY
EACH               -------------------------------------------------------------
REPORTING          9.   SOLE DISPOSITIVE POWER
PERSON                    4,439,800
WITH               -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,439,800*
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
       EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.7%**
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Fund VI, Limited Partnership ("Fund VI") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

                                                              Page 5 of 20 pages


**   This percentage was calculated in accordance with Rule 13-3(d)(1) of the
Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund VI. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Fund VI. This percentage would equal 4.9% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004), after giving effect to the additional shares sold December 23, 2004 pursuant to the underwriters' overallotment option in connection with such offering.

CUSIP NO. 428290 10 0                                         Page 6 of 20 pages


                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Investors LLC
       04-3309729
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)[ ]
                                                                   (b)[X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
NUMBER OF                 465,750
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
OWNED BY
EACH               -------------------------------------------------------------
REPORTING          9.   SOLE DISPOSITIVE POWER
PERSON                    465,750
WITH               -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          465,750*
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
       EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.9%**
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Investors LLC ("Berkshire Investors") which are issuable upon the conversion of shares of series A

                                                              Page 7 of 20 pages


convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

**   This percentage was calculated in accordance with Rule 13-3(d)(1) of the
Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Berkshire Investors. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Berkshire Investors. This percentage would equal 0.5% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004), after giving effect to the additional shares sold December 23, 2004 pursuant to the underwriters' overallotment option in connection with such offering.

CUSIP NO. 428290 10 0                                         Page 8 of 20 pages


                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Berkshire Partners LLC
       04-2911958
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)[ ]
                                                                   (b)[X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
NUMBER OF                 8,001
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
OWNED BY
EACH               -------------------------------------------------------------
REPORTING          9.   SOLE DISPOSITIVE POWER
PERSON                    8,001
WITH               -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,001
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
       EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .01%*
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or

                                                              Page 9 of 20 pages


conversion privileges and which are beneficially owned by any person other than Berkshire Partners LLC ("Berkshire"). Accordingly, such calculation does not include the shares of common stock of Hexcel Corporation (the "Issuer") issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Berkshire. This percentage would remain 0.01% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004), after giving effect to the additional shares sold December 23, 2004 pursuant to the underwriters' overallotment option in connection with such offering.

CUSIP NO. 428290 10 0                                        Page 10 of 20 pages


                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Greenbriar Equity Fund, L.P.
       13-4089201
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)[ ]
                                                                   (b)[X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
NUMBER OF                 8,817,253
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
OWNED BY
EACH               -------------------------------------------------------------
REPORTING          9.   SOLE DISPOSITIVE POWER
PERSON                    8,817,253
WITH               -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,817,253*
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
       EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.2%**
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       PN
--------------------------------------------------------------------------------

                                                             Page 11 of 20 pages


* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Greenbriar Equity Fund, L.P. ("Greenbriar Fund") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

**   This percentage was calculated in accordance with Rule 13-3(d)(1) of the
Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Fund. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar Fund. This percentage would equal 9.8% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004), after giving effect to the additional shares sold December 23, 2004 pursuant to the underwriters' overallotment option in connection with such offering.

CUSIP NO. 428290 10 0                                        Page 12 of 20 pages


                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Greenbriar Co-Investment Partners, L.P.
       13-4089202
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)[ ]
                                                                   (b)[X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
NUMBER OF                 175,913
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
OWNED BY
EACH               -------------------------------------------------------------
REPORTING          9.   SOLE DISPOSITIVE POWER
PERSON                    175,913
WITH               -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          175,913*
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
       EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.3%**
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       PN

--------------------------------------------------------------------------------

                                                             Page 13 of 20 pages


* This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Greenbriar Co-Investment Partners, L.P. ("Greenbriar Co-Invest") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share (each share of such preferred stock is convertible into a number of shares of common stock equal to $1,000.00 / $3.00).

**   This percentage was calculated in accordance with Rule 13-3(d)(1) of the
Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Co-Invest. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar Co-Invest. This percentage would equal 0.2% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004), after giving effect to the additional shares sold December 23, 2004 pursuant to the underwriters' overallotment option in connection with such offering.

CUSIP NO. 428290 10 0                                        Page 14 of 20 pages


                                   SCHEDULE 13D

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       Greenbriar Equity Group LLC
       13-4089194
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)[ ]
                                                                   (b)[X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
       IS  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
NUMBER OF                 8,001
SHARES             -------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
OWNED BY
EACH               -------------------------------------------------------------
REPORTING          9.   SOLE DISPOSITIVE POWER
PERSON                    8,001
WITH               -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,001
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
       EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       .01%*
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------------

                                                             Page 15 of 20 pages


* This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Equity Group LLC ("Greenbriar"). Accordingly, such calculation does not include the shares of common stock of Hexcel Corporation (the "Issuer") issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar. This percentage would remain 0.01% if it were calculated by including such securities in such calculation.

Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004), after giving effect to the additional shares sold December 23, 2004 pursuant to the underwriters' overallotment option in connection with such offering.

                                                             Page 16 of 20 pages



      Except as set forth below, all previously reported Items are unchanged. For clarity, Item 2(a) is restated without change in its form.

Item 2.     IDENTITY AND BACKGROUND.

(a)   Name

      This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI") (3), Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"), (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire"), (5) Greenbriar Equity Fund, L.P. a Delaware limited partnership ("Greenbriar Fund") (6) Greenbriar Co-Investment Partners, L.P., a Delaware limited partnership ("Greenbriar Co-Invest") and (7) Greenbriar Equity Group LLC, a Delaware limited liability company ("Greenbriar").

      Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Fifth Berkshire are: Bradley
M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Sixth Berkshire and Berkshire Investors.

      Greenbriar Holdings LLC ("Greenbriar Holdings") is the general partner of Greenbriar Equity Capital, L.P.("Greenbriar Capital") , which is the general partner of Greenbriar Fund. Greenbriar Holdings is also the general partner of Greenbriar Co-Invest. The managing members of Greenbriar Holdings are Joel S. Beckman, Gerald Greenwald and Reginald L. Jones, III (the "Greenbriar Principals").

      The Reporting Persons make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Pursuant to the Coinvestment Agreement (the "Coinvestment Agreement") dated as of November 1, 1999 between Berkshire and Greenbriar, Berkshire and Greenbriar agreed to pursue jointly investment opportunities in the transportation industry. Berkshire has agreed to cause one or more of its affiliated investment funds to co-invest with Greenbriar Fund in an amount equal to one dollar for every two dollars invested by Greenbriar Fund. If the amount available for investment in a particular transaction exceeds the amount which is appropriate for Greenbriar Fund to invest, Berkshire's affiliated funds shall be offered the opportunity to coinvest in such transaction up to such additional amount, unless Greenbriar, after consultation with Berkshire, determines to first offer all or a portion of such coinvestment opportunity to one or more third parties. As a result, Berkshire and Greenbriar agreed to invest in the transactions described in this filing on an equal basis (the Reporting Persons affiliated with Berkshire have invested one dollar for every one dollar invested by the Reporting Persons affiliated with Greenbriar).

      Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 4.     PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following immediately before the final paragraph thereof:

      On December 23, 2004, the Sellers sold an aggregate of 3,149,998 additional shares of Common Stock of the Issuer in the Registered Offering pursuant to the underwriters' exercise of their overallotment option. The number of

                                                             Page 17 of 20 pages


shares sold by each Seller is as follows: Fund V - 716,000, Fund VI - 777,666, Berkshire Investors - 81,333, Greenbriar Fund - 1,544,333, and Greenbriar Co-Invest - 30,666.

      The Sellers, in the aggregate, converted 9,450 shares of series A convertible preferred stock of the Issuer into the 3,149,998 shares of Common Stock of the Issuer sold pursuant to the underwriters' overallotment option on December 23, 2004 in connection with the Registered Offering.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the closing of the sale of shares of Common Stock sold on December 23, 2004 pursuant to the overallotment option in connection with the Registered Offering (the "Overallotment Closing"), the Reporting Persons may be deemed to beneficially own an aggregate of 18,002,334 shares of Common Stock consisting of
(i) 53,959 shares of series A preferred stock that are beneficially owned by the Reporting Persons and that are convertible into 17,986,332 shares of Common Stock; (ii) 8,001 shares subject to currently exercisable options granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan (Mr. Small has an understanding with Berkshire pursuant to which he holds such options for the benefit of Berkshire); and (iii) 8,001 shares subject to currently exercisable options granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan (Mr. Beckman has an understanding with Greenbriar pursuant to which he holds such options for the benefit of Greenbriar).

      The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the Overallotment Closing represent approximately 25.2% of the outstanding shares of Common Stock, based on 53,430,992 shares of Common Stock outstanding, consistent with the number of shares outstanding upon the closing of the Registered Offering disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004) and after giving effect to the shares sold at the Overallotment Closing. The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons. Accordingly, such calculation does not include shares of series A convertible preferred stock and series B convertible preferred stock which are beneficially owned by any person other than the Reporting Persons. All outstanding shares of series A convertible preferred stock and series B convertible preferred stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of the closing of the Registered Offering, the Reporting Persons have the power to vote shares representing approximately 20.0% of the total number of votes that may be cast on any such matter.

       By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

       (b) As of the Overallotment Closing on December 23, 2004, Fund V has sole voting power with respect to 4,087,616 shares of Common Stock and sole dispositive power with respect to 4,087,616 shares of Common Stock. Fund V is the beneficial owner of the 4,087,616 shares of Common Stock over which it has voting and dispositive power.

      As the ultimate general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 4,087,616 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

                                                             Page 18 of 20 pages


      As of the Overallotment Closing on December 23, 2004, Fund VI has sole voting power with respect to 4,439,800 shares of Common Stock and sole dispositive power with respect to 4,439,800 shares of Common Stock. Fund VI is the beneficial owner of the 4,439,800 shares of Common Stock over which it has voting and dispositive power.

      As the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 4,439,800 shares of the Common Stock held by Fund VI. The filing of this statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

      As of the Overallotment Closing on December 23, 2004, Berkshire Investors has sole voting power with respect to 465,750 shares of Common Stock and sole dispositive power with respect to 465,750 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 465,750 shares of Common Stock over which it has voting and dispositive power.

      As of the Overallotment Closing on December 23, 2004, Berkshire may be deemed to beneficially own 8,001 shares subject to currently exercisable options granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan. Mr. Small holds these options for the benefit of Berkshire.

      By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors and Berkshire, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI or Berkshire Investors. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by the Fund V, Fund VI or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

      As of the Overallotment Closing on December 23, 2004, Greenbriar Fund has sole voting power with respect to 8,817,253 shares of Common Stock and sole dispositive power with respect to 8,817,253 shares of Common Stock. Greenbriar Fund is the direct beneficial owner of the 8,817,253 shares of Common Stock over which it has voting and dispositive power.

      As the ultimate general partner of Greenbriar Fund, Greenbriar Holdings may be deemed to beneficially own 8,817,253 shares of the Common Stock held by Greenbriar Fund. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Fund.

      As of the Overallotment Closing on December 23, 2004, Greenbriar Co-Invest has sole voting power with respect to 175,913 shares of Common Stock and sole dispositive power with respect to 175,913 shares of Common Stock. Greenbriar Co-Invest is the direct beneficial owner of the 175,913 shares of Common Stock over which it has voting and dispositive power.

      As the sole general partner of Greenbriar Co-Invest, Greenbriar Holdings may be deemed to beneficially own 175,913 shares of the Common Stock held by Greenbriar Co-Invest. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Co-Invest.

      As of the Overallotment Closing on December 23, 2004, Greenbriar may be deemed to beneficially own 8,001 shares subject to currently exercisable options granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan. Mr. Beckman holds these options for the benefit of Greenbriar.

                                                             Page 19 of 20 pages


      By virtue of their positions as managing members of Greenbriar Holdings, the Greenbriar Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Greenbriar Fund, Greenbriar Co-Invest or Greenbriar. None of the Greenbriar Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Greenbriar Fund or Greenbriar Co-Invest, and, as a result, each Greenbriar Principal disclaims beneficial ownership of such shares of Common Stock.

      (c) On November 16, 2004, Mr. Small was awarded 1,590 restricted stock units ("RSUs"), convertible into an equal number of shares of the Issuer's Common Stock on November 16, 2006 to the extent the RSUs are then vested, under the Issuer's Incentive Stock Plan. Pursuant to an agreement between Mr. Small and Berkshire, Mr. Small holds such RSUs for the benefit of Berkshire.

      On November 16, 2004, Mr. Beckman was awarded 1,590 RSUs, convertible into an equal number of shares of the Issuer's Common Stock on November 16, 2006 to the extent the RSUs are then vested, under the Issuer's Incentive Stock Plan. Pursuant to an agreement between Mr. Beckman and Greenbriar, Mr. Beckman holds such RSUs for the benefit of Greenbriar.

      As neither Berkshire nor Greenbriar has the right to acquire beneficial ownership of the Common Stock issuable upon conversion of the RSUs currently or within the next 60 days in accordance with Rule 13d-3, these shares have not been included in the beneficial ownership figures presented herein.

      Other than the transaction disclosed in Item 4 hereof, there have been no transactions in shares of series A convertible preferred stock or series B convertible preferred stock entered into by the Reporting Persons during the past 60 days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1   Joint Filing Undertaking, dated as of March 28, 2003*

Exhibit 2 Stock Purchase Agreement dated as of December 18, 2002 between the Purchasers and the Issuer*

Exhibit 3 Stockholders Agreement dated as of March 19, 2003 between the Purchaser and the Issuer*

Exhibit 4 Registration Rights Agreement dated as of March 19, 2003 between the Purchasers and the Issuer*

Exhibit 5   Series A Certificate of Designations dated as of March 19, 2003*

Exhibit 6   Series B Certificate of Designations dated as of March 19, 2003*

Exhibit 7 Coinvestment Agreement dated November 1, 1999 between Berkshire Partners LLC and Greenbriar Equity Group, LLC*

Exhibit 8   Joint Filing Agreement regarding Amendment No. 1 to Schedule 13D*

Exhibit 9 Underwriting Agreement dated as of December 14, 2004 (incorporated by reference to Exhibit 99.3 of the Issuer's 8-K filed with the Commission on December 16, 2004)

Exhibit 10  Joint Filing Agreement regarding Amendment No. 2 to Schedule 13D


*    previously filed

                                                             Page 20 of 20 pages


                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 28, 2004


                                    BERKSHIRE FUND V, LIMITED PARTNERSHIP
                                    By:  Fifth Berkshire Associates LLC,
                                         its General Partner


                                    BERKSHIRE FUND VI, LIMITED PARTNERSHIP
                                    By:  Sixth Berkshire Associates LLC,
                                         its General Partner


                                    BERKSHIRE INVESTORS LLC


                                    BERKSHIRE PARTNERS LLC




                                    By: /s/ Robert J. Small
                                        --------------------------------
                                        Name:      Robert J. Small
                                        Title:     Managing Director





                                    GREENBRIAR EQUITY FUND, L.P.
                                    By: Greenbriar Equity Capital, L.P.,
                                        its general partner

                                    By: Greenbriar Holdings LLC, its
                                        general partner


                                    GREENBRIAR CO-INVESTMENT PARTNERS, L.P.
                                    By: Greenbriar Holdings LLC, its
                                        general partner


                                    GREENBRIAR EQUITY GROUP LLC



                                    By:  /s/ Joel S. Beckman
                                         -------------------------------------
                                         Name:     Joel S. Beckman
                                         Title:    Managing Member